October 18, 2018

Robert Purgason
Chief Executive Officer
Kayne Anderson Acquisition Corp.
811 Main Street
14th Floor
Houston, TX 77002

       Re: Kayne Anderson Acquisition Corp.
           Amendment No. 2 to
           Preliminary Proxy Statement on Schedule 14A
           Filed October 11, 2018
           File No. 1-38048

Dear Mr. Purgason:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 5, 2018 letter.

Preliminary Proxy Statement on Schedule 14A

Risk Factors
Our Second A&R Charter will designate the Court of Chancery . . . ., page 73

1. We note your response to comment 1. Please disclose whether the provision applies to claims arising under the Securities Act. If the provision does apply to Securities Act claims, please revise your disclosure to state that a court may determine that the provision is unenforceable, and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations
 Robert Purgason
Kayne Anderson Acquisition Corp.
October 18, 2018
Page 2
         thereunder.
        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or John
Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at 202-
551-3056 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



FirstName LastNameRobert Purgason                           Sincerely,
Comapany NameKayne Anderson Acquisition Corp.
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